Consent of Independent Auditors

The Board of Directors
The KEYW Holding Corporation:

We consent to the incorporation by reference in the registration statement on Form S-8 pertaining to The KEYW Holding Corporation 2008 Stock Incentive Plan, The KEYW Holding Corporation 2009 Stock Incentive Plan, The KEYW Holding Corporation 2010 Employee Stock Purchase Plan and The KEYW Holding Corporation Non-Plan Stock Option Awards of our report dated May 14, 2010, with respect to the statements of revenues and direct expenses of the General Dynamics Advanced Information Systems Acquired Contracts for the period from January 1, 2009 to December 7, 2009 and the years ended December 31, 2008 and 2007, which report appears in the Registration Statement on Form S-1 (No. 333-167608).

KPMG LLP

McLean, VA
October 27, 2010